UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Cowen Group, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $.01
(Title of Class of Securities)

223622 101
(CUSIP Number)

David K. Boston, Esq.
Laura L. Delanoy, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019
(212) 728-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  223622 101

1           NAME OF REPORTING PERSON
RCG Holdings LLC

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
33,576,099

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
33,576,099

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,576,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  223622 101

1.           NAME OF REPORTING PERSON
C4S & CO., L.L.C.

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
33,576,099

8           SHARED VOTING POWER
0

9           SOLE DISPOSITIVE POWER
33,576,099

10           SHARED DISPOSITIVE POWER
0

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,576,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%

14           TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.  223622 101

1.           NAME OF REPORTING PERSON
PETER A. COHEN

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
33,576,099

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
33,576,099

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,576,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.  223622 101

1.           NAME OF REPORTING PERSON
MORGAN B. STARK

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
33,576,099

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
33,576,099

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,576,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.  223622 101

1.           NAME OF REPORTING PERSON
JEFFREY M. SOLOMON

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
33,576,099

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
33,576,099

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,576,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

CUSIP No.  223622 101

1.           NAME OF REPORTING PERSON
THOMAS W. STRAUSS

2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☒
(b) ☐
3           SEC USE ONLY

4           SOURCE OF FUNDS
OO

5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)        ☐

6           CITIZENSHIP OR PLACE OF ORGANIZATION
USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7           SOLE VOTING POWER
0

8           SHARED VOTING POWER
33,576,099

9           SOLE DISPOSITIVE POWER
0

10           SHARED DISPOSITIVE POWER
33,576,099

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
33,576,099

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.5%

14           TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

This Amendment No. 3 to Schedule 13D, dated March 1, 2011 (“Amendment No. 3”), amends the Schedule 13D originally filed on November 12, 2009 (the “Original 13D”), as amended, by RCG Holdings LLC, a Delaware limited liability company (“RCG”), C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), which serves as managing member of RCG, Peter A. Cohen, who serves as one of the managing members of C4S, Morgan B. Stark, who serves as one of the managing members of C4S, Jeffrey M. Solomon, who serves as one of the managing members of C4S, and Thomas W. Strauss, who serves as one of the managing members of C4S. This Amendment No. 3 relates to the Class A common stock, par value $0.01 per share (the “Shares”), of Cowen Group, Inc., a Delaware corporation (the “Issuer”), with principal executive offices at 599 Lexington Avenue, 20th Floor, New York, New York 10022.  Capitalized terms used but not defined herein have the meaning ascribed thereto in the Original 13D.

Item 6.  Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

On February 16, 2011, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Louisiana Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of the Issuer (“Merger Sub”), and LaBranche & Co Inc., a Delaware corporation (“LaBranche”).  The Merger Agreement provides that, subject to the satisfaction of the closing conditions, Merger Sub will be merged with and into LaBranche (the “Merger”) with LaBranche continuing as the surviving corporation in the Merger. As a result of the Merger: (i) each outstanding share of common stock of LaBranche, par value $0.01 per share (“LaBranche Common Stock”), other than shares held in LaBranche’s treasury, will be converted into the right to receive 0.9980 Shares (the “Merger Consideration”) and (ii) each outstanding option to purchase shares of LaBranche Common Stock will be cancelled for no consideration. Immediately following the consummation of the Merger, the Issuer  shall cause LaBranche to be merged with and into Louisiana Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of the Issuer  (“LLC”), with LLC continuing as the surviving company in such merger.

In connection with the execution of the Merger Agreement, RCG entered into a Voting Agreement (the “Voting Agreement”) with LaBranche.  Pursuant to the Voting Agreement, RCG has agreed, among other things, to vote all the Shares beneficially owned by it: (i) in favor of the issuance of the Merger Consideration (the “Issuance”), (ii) against any merger, reorganization, or other similar transaction involving the Issuer or any proposal or offer to acquire securities representing more than 35% of the voting power of the Issuer or more than 35% of the assets of the Issuer, other than the Merger, and (iii) against any agreement, amendment of the Issuer’s organizational documents or other action that is intended, or could reasonably be expected, to impede, interfere with, delay or postpone the Merger or the other transactions contemplated by the Merger Agreement.

The Voting Agreement also restricts, subject to certain exceptions (including, without limitation, distribution of Shares required pursuant to the Fourth Amended and Restated Limited Liability Company Agreement of RCG), the transfer of the Shares beneficially owned by RCG.  The covenants and agreements to vote the Shares held by RCG pursuant to the Voting Agreement will terminate upon the earlier of (a) the effectiveness of the Merger; (b) the Issuer’s board of directors withdrawing or adversely changing its recommendation of the Issuance and (c) the termination of the Merger Agreement in accordance with its terms.

Under the terms of the Voting Agreement, RCG granted LaBranche an irrevocable proxy with respect to the Shares covered by the Voting Agreement.  The irrevocable proxy allows LaBranche to vote such Shares in the manner set forth above.  The irrevocable proxy terminates upon the termination of the Voting Agreement.

The description of the terms and conditions of the Voting Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement included as Exhibit A hereto.

Item 7.  Material to be Filed as Exhibits.

99.1	Voting Agreement, dated as of February 16, 2011, by and among LaBranche & Co Inc. and RCG Holdings LLC

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2011

RCG HOLDINGS LLC

By: C4S & Co., L.L.C.,
       as managing member

By: /s/ Owen S. Littman
   Name: Owen S. Littman
   Title: Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

C4S & CO., L.L.C.

By: /s/ Owen S. Littman
   Name: Owen S. Littman
   Title: Attorney-in-fact for Jeffrey M. Solomon, as Managing Member*

JEFFREY M. SOLOMON
By: /s/ Owen S. Littman
   Name: Owen S. Littman
   Title: Attorney-in-fact*

PETER A. COHEN
By: /s/ Owen S. Littman
   Name: Owen S. Littman
   Title: Attorney-in-fact*

MORGAN B. STARK
By: /s/ Owen S. Littman
   Name: Owen S. Littman
   Title: Attorney-in-fact*

THOMAS W. STRAUSS
By: /s/ Owen S. Littman
   Name: Owen S. Littman
   Title: Attorney-in-fact*

* Power of Attorney given by Mr. Solomon, Mr. Cohen, Mr. Stark and Mr. Strauss was previously filed with the SEC on April 27, 2010, as an Exhibit to a Form 4 filed by Ramius LLC, the Issuer, and the Reporting Persons, as a group, with respect to Immersion Corporation